January 26, 2010

To:	Securities and Exchange Commission (SEC)
From:	Andrea N. Mullins, Principal Financial Officer, Eagle Family of Funds

Re:	Eagle Cash Trust
Form N-SAR Filing Dated 10/30/2009, Item 74W

This letter is in response to a request from the staff of the SEC on or about January 7, 2010, regarding the responses to Item 74W of the Form N-SAR for Eagle Cash Trust (Trust) filed on October 30, 2009 with the SEC via EDGAR.     Upon reviewing the responses to Item 74W, the staff inquired as to the basis of the $1.0000 responses for both series of the Trust.  The basis for the responses are as follows:

Item 74W requests the mark-to-market net asset value per share for money market funds to be extended to four decimals.
The NAV for Series 1, when extended to six decimals was $0.999990 at the end of the reporting period. When the six decimal NAV is rounded to the required four decimals, the NAV was $1.0000.
The NAV for Series 2, when extended to six decimals was $0.999963 at the end of the reporting period. When the six decimal NAV is rounded to the required four decimals, the NAV was $1.0000.
Thus, based on the Form N-SAR instructions, the responses to Item 74W are correct.
If our understanding of the instructions to Item 74W is incorrect or should you have any questions or need further clarification, please contact me at 727-567-3544.  Thank you for your review and consideration of this matter.

Sincerely yours,

/s/ Andrea N. Mullins
Andrea N. Mullins
Principal Financial Officer
Eagle Cash Trust